FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 28 March 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        Response to Iraqi Conflict     26 March 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    28 March 2003
            Sarah BillingtonManager Shareholder Services

RESPONSE TO IRAQ CONFLICT

London, Wednesday, March 26, 2003: British Airways today announced a package of measures in response to the impact on its business of the conflict in Iraq.

Following the actual and anticipated downturn in passenger traffic, the airline will implement a reduced flying programme and an acceleration of its Future Size and Shape restructuring programme.

The measures include:

An overall capacity reduction of four per cent in April and May, involving reduced frequencies and the use of smaller aircraft.
The Future Size and Shape programme’s overall manpower reduction target of 13,000 by March 2004 will be accelerated to September this year.
An extension of the company’s unpaid leave scheme for staff.
A review of all capital expenditure and external spend.
Chief executive Rod Eddington said today: "There are clearly tough times ahead and experience has shown us that conserving cash is critical at these times.

"We have had the opportunity to plan our response on this occasion and go into this downturn a leaner, fitter company. Before today’s adjustments to our flying programme, we had already reduced our capacity by 20 per cent in the last two years and reduced our manpower by 10,000.

"We are still assessing the impact on passenger demand but the industry has been feeling the effects of war for some weeks now. However, we are in good shape with more than £2 billion in cash and committed facilities available and we will survive this conflict.

"We will continue to review our capacity and forward bookings on a regular basis."

March 26, 2003

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company’s ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation the Company’s Report on Form 20-F for the year ended March 2002.